August 15, 2025

Duncan Moir
President
21Shares Core Solana ETF
c/o 21Shares US LLC
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Core Solana ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 30, 2025
           File No. 333-280557
Dear Duncan Moir:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. Please revise your disclosure to clarify if the Trust plans to stake its SOL when the product launches. In addition, and if so, please revise to:
           Provide a materially complete description of your planned staking program, policies and procedures;
           Disclose the percentage of the Trust's SOL to be staked;
           Include the material terms of any agreements with Staking Providers and summarize the responsibilities and duties of the Staking Providers. Refer to Item
           601(b)(10) of Regulation S-K and file your material agreement(s) with Staking
 August 15, 2025
Page 2

           Providers as an exhibit to your registration statement;
           Disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work; and Disclose any policies with respect to the use of proceeds from staking rewards and
           quantify the portion of staking rewards that all involved parties will receive.
       Please also confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program. In addition, to the extent your liquidity risk policies and procedures for your staking program are intended to be consistent with the exchange's proposed generic listing standards, please revise your disclosure accordingly.
2. We note your disclosure that the Sponsor may "seek to utilize alternative means to engage in Staking Activities." Please revise to disclose the "alternative means" to which you are referring in addition to liquid staking tokens. Prospectus Summary
The Staking Services Provider, page 8

3. We note your disclosure that the Sponsor plans to engage one or more third party
       Staking Services Providers. To the extent the Trust engages additional Staking
       Services Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Services Providers. The Trust and SOL Prices
Overview of the Trust, page 80

4. We note your disclosure that staked SOL is temporarily locked and inaccessible during the bonding and unbonding periods. Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity and maintain effective arbitrage in light of any staking program you undertake.
Custody of the Trust's Assets, page 92

5. We note your statement here and on page 8 that the Custodian will keep a "substantial
       portion" of the private keys associated with the Trust   s SOL in
cold storage    or
       similarly secure technology. We also note your disclosure on page 8 that "[a]ll of the
       Trust   s assets and private keys will be held in cold storage of the
SOL Custodian on
       an ongoing basis." Please revise for consistency.
United States Federal Income Tax Consequences, page 121

6. We note that your discussion of tax consequences is based on the assumption that the
       Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. August 15, 2025
Page 3
7. Please revise this section and your risk factors to address the tax consequences of the
       Trust's staking program.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Allison M. Fumai, Esq.